Exhibit 8.1

Fresenius Medical Care AG

Else-Kröner-Str. 1

61352 Bad Homburg
Dipl.-Kfm. Georg Edelmann
Wirtschaftsprüfer und
Steuerberater
Brienner Str. 28
D-80333 München

Direct Dial: +49 (0) 89 28628 169
Telephone: +49 (0) 89 28628 0
Telefax: +49 (0) 89 280 110
Georg.Edelmann@noerr.de

Postfach 10 11 21
D-80085 München

Our Ref: GED/nwe
0361M-05-071m-
conversion_14_11_2005.doc

Munich, 17 November 2005

Re:	Fresenius Medical Care AG German Tax Issues in relation to the Conversion of the Preferred Shares into Ordinary Shares
Dear Sir/Madam,
You have asked NÖRR STIEFENHOFER LUTZ • Partnerschaft (hereinafter referred to as ,,NSL”) for a tax opinion on selected German tax law questions (“Tax Opinion”) with respect to the conversion of the preference shares of Fresenius Medical Care AG (“FMC AG”), a stock corporation (Aktiengesellschaft) under German law, into ordinary shares.
In providing this Tax Opinion, we have reviewed and relied upon the prospectus (the “Prospectus”) included in the Registration Statement on Form F-4, as filed by FMC AG with the Securities and Exchange Commission on October 7, 2005 as amended on the date hereof, Registration No. 333-128899 (the “Registration Statement”).
In rendering this Tax Opinion, we have assumed that the information presented below and in documents reviewed or otherwise furnished to us, in all material respects, accurately and completely describe all facts relevant to the transaction contemplated in this Tax Opinion. Any changes in, or variations from, such factual assumptions oc-

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curring could affect the conclusions expressed herein. We have not made an independent investigation of any such assumptions.
This Tax Opinion is based upon the tax laws of Germany and their interpretation in particular by court judgements and the tax authorities in force at the date hereof. This Tax Opinion does not relate to facts or German tax laws or to the interpretation of the German tax laws after the date hereof and we do not assume any obligation to update this Tax Opinion or to inform you of any changes to facts or laws. We have made no investigation of and this Tax Opinion does not address the laws of any other jurisdiction.
The opinions expressed in this Tax Opinion on the legal questions dealt with constitute the tax opinion of NSL. There are no conclusive judgements of the highest courts and/or published legal opinions of the tax authorities on partial aspects relevant to the issues as a whole. Therefore, our analysis is based on the application of general principles rather than on explicit legal provisions and regulations so that our analysis must not be misunderstood as a guarantee that the tax authorities will share all of the views expressed. The opinions of the tax authorities are subject to change or modification retroactively and/or prospectively and any such change could affect the validity or correctness of the legal opinions expressed in the Tax Opinion. The opinions expressed in the Tax Opinion are not binding upon the German tax authorities, any other tax authority, or any court, and no assurance can be given that a position contrary to that expressed herein will not be asserted by a tax authority and ultimately sustained by a court.
I. Facts and Assumptions
     In rendering this Tax Opinion, we have assumed the following:
1.	As described more fully in the Prospectus, prior to the transformation of the legal form of FMC AG into a partnership limited by shares (Kommanditgesellschaft auf Aktien) under German law (“FMC KGaA”) the preference shares of FMC AG may be converted into ordinary shares of FMC AG on a one-to-one basis. The preference shares submitted for conversion will lose the preferential dividend right provided under the articles of FMC AG and the Stock Corporation Code (“Aktiengesetz”).

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The preference shareholders who decide to convert their shares into ordinary shares will be required to pay a premium of Euro 9.75 per converted share for the conversion.

The premium corresponds to approximately one-half of the difference between the weighted average German stock exchange price of the ordinary shares and the weighted average stock exchange price of the preference shares for the three months prior to the announcement of the planned conversion offer and transformation. Based on such prices, holders of the preference shares who elect to convert will acquire ordinary shares at a discount of EUR 8.75 per ordinary share or 14 per cent of the weighted average stock exchange price of the ordinary shares for the three months prior to the announcement.

Both the preference shares and the ordinary shares are no-par value shares. The proportionate amount of a preference share in the nominal capital equals the proportionate amount of an ordinary share in the nominal capital. The equivalent value of a preference share exceeds the proportionate amount of an ordinary share in the nominal capital.

2.	The transformation of the legal form of FMC AG into FMC KGaA will be effected under the rules of Secs. 190 et seq Transformation Code (“Umwandlungsgesetz”).

The existing shareholders of FMC AG will become limited liability shareholders of FMC KGaA (“Kommanditaktionäre”). The general partner of FMC KGaA — Fresenius Medical Care Management AG — will not contribute into or hold a capital contribution in FMC KGaA in the course of the transformation of the legal form.

The share capital of FMC AG will not be changed by the transformation of the legal form and will become the share capital of FMC KGaA.

3.	US shareholders, being subject to US tax law, are subject to the Convention between Germany and the United States for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with respect to Income and Capital and to certain other Taxes as of August 29, 1989 (“Double Taxation Treaty Germany-US”).

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US shareholders may hold the preference shares in FMC AG or the limited liability shares in FMC KGaA as American Depositary Shares (“ADSs”). One ADS represents one-third of preference share.

4.	The shareholders of FMC AG are third parties to each other.

5.	FMC AG and Fresenius AG have set up a tax group under the rules of the Value Added Tax Code but not under the rules of the Corporate Income Tax Code and the Trade Tax Code in Germany.
II. German Tax Law Questions Considered
As instructed by you, the Tax Opinion below refers exclusively to the German taxation of the conversion of the preference shares into ordinary shares of FMC AG. Reference is made to the Double Taxation Treaty Germany-US only if the conversion triggers German tax with respect to the shareholders.
III. Opinion
Based upon the assumptions above and subject to facts, circumstances, events or documents not disclosed to us, and having regard to such legal considerations as we deem relevant, our tax analysis is as follows:
1.	FMC AG

The conversion of the preference shares into ordinary shares on a one-to-one basis is in our opinion income tax neutral for FMC AG because FMC AG receives at least the proportionate amount of an ordinary share in the nominal capital by offsetting against the equivalent value of a preference share. In addition, the discount on the premium does not in our opinion result in a constructive dividend distribution at the level of FMC AG within the meaning of Sec. 8 para 3 sentence 2 Corporate Income Tax Code (“Körperschaftsteuergesetz”) because FMC AG receives at least the proportionate amount of an ordinary share by offsetting against the equivalent value of the preference shares and because the discount on the premium does not harm FMC AG but rather the other shareholders

This conclusion can be derived from the decision of the Federal Tax Court (“Bundesfinanzhof”) as of September 24, 1974 dealing with the conversion

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of preference par value shares into ordinary par value shares at a discount on the premium (Federal Tax Court as of September 24, 1974, Federal Tax Gazette part 2 1975, p. 230). In our opinion, this decision can be applied to no-par value shares as well because both the par value shares and the no-par value shares represent a certain fraction in the nominal capital of a stock corporation. While the par value shares decompose the nominal capital by the par value of each share, the no-par value shares decompose the nominal capital by the number of such shares (Hüffer, Commentary on Stock Corporation Code, Sec. 8 Stock Corporation Code, lit. 4, 20).

In the above mentioned case law, the Federal Tax Court held that a capital increase at par value at a favorable premium is comparable to the conversion of preference shares into ordinary shares at a discount. Therefore, reference can be further made to a statement of the Regional Tax Office of Frankfurt am Main stating that in case of a capital increase, a waiver of a premium, which corresponds to the built-in-gains of the existing shares, cannot be regarded as a constructive dividend distribution or other distribution because such waiver does not have any influence on the taxable income of the corporation. The Regional Tax Office of Frankfurt am Main further states that a waiver of a premium cannot be qualified as a contribution and subsequent distribution (Regional Tax Office of Frankfurt am Main as of December 21, 2001, DStR 2001, p. 767).

The premium payment of Euro 9.75 received from the preference shareholders will be shown in the contribution account for tax purposes (Sec. 27 para 1 Corporate Income Tax Code.

2.	Preference Shareholders
2.1	Preference Shares held as Private Assets (holding less than 1 per cent)

With regard to preference shares held as private assets for German tax purposes and in respect of which the disposal restriction of one year under the conditions of Sec. 23 para 1 No. 2 Income Tax Code (“Einkommensteuergesetz”) has not expired, the German tax authorities state that the conversion of preference shares into ordinary shares is only a modification of the existing shareholder rights. Further, the conversion of pref-

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erence shares into ordinary shares is not regarded as an exchange and, therefore, is not regarded as a sale of preference shares or a purchase of ordinary shares (Federal Tax Authorities as of October 25, 2004, Federal Tax Gazette 2004 part 1, p. 1034).

Due to the above statement of the German tax authorities, the conversion of preference shares into ordinary shares within the sale period of one year does not constitute a taxable private sale transaction within the meaning of Sec. 23 Income Tax Code. If the sale period of one year for privately held shares has expired, the conversion is also not subject to German income taxation. In case of preference shareholders not being subject to unlimited tax liability in Germany, Sec. 23 Income Tax Code is not applicable and, therefore, German income taxation is not triggered (Schmidt/Heinicke, Commentary on Income Tax Code, Sec. 49 lit. 85).

The premium to be paid by the preference shareholders constitutes a subsequent acquisition cost for the ordinary shares.

2.2	Preference Shares held as Private Assets (holding at least 1 per cent) and held as Business Assets

Since the German tax authorities do not regard the conversion of preference shares into ordinary shares as an exchange transaction in the context of Sec. 23 para 1 No. 2 Income Tax Code the same conclusion can be made for preference shares held as private assets, which constitute a significant participation in the meaning of Sec. 17 Income Tax Code, i.e. direct or indirect participation of at least 1 per cent, or for preference shares held as business assets. Therefore, the conversion of the preference shares into ordinary shares held as private assets constituting a significant participation or as business assets is in our opinion not subject to German income taxation.

The premium to be paid by the preference shareholders constitutes a subsequent acquisition cost for the ordinary shares.

2.3	Conversion at a Discount

By referring to the above mentioned case law (see item 1 above), the conversion of the preference shares into ordinary shares on a one-to-one

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basis at a discount on the premium does not in our opinion result into a constructive dividend distribution (Sec. 20 para 1 No. 1 Income Tax Code) at the level of the preference shareholders because FMC AG receives at least the proportionate amount of an ordinary share in the nominal capital by offsetting against the equivalent value of a preference share.

In the above mentioned case law, the Federal Tax Court held that a capital increase at par value at a favorable premium is comparable to the conversion of preference shares into ordinary shares at a discount. Therefore, reference can be further made to a statement of the Regional Tax Office of Frankfurt am Main stating that in case of a capital increase, a waiver of a premium, which corresponds to the built-in-gains of the existing shares, cannot be regarded as a constructive dividend distribution or other distribution because such waiver does not have any influence on the taxable income of the corporation (Regional Tax Office of Frankfurt am Main as of December 21, 2001, DStR 2001, p. 767).

In addition, the conversion of the preference shares can in our opinion also not be regarded as another remuneration with respect to the shareholder position of the preference shareholders such as stock dividends or bonus shares (e.g. “Freiaktie, Gratisaktie, Bonusaktie”) (Sec. 20 para 2 No. 1, para 1 No. 1 Income Tax Code) because FMC AG does not pay in the proportionate amount of an ordinary share in the nominal capital from its own assets, capital reserves or retained earnings for the benefit of the shareholders (Federal Tax Court as of January 23, 1959, Federal Tax Gazette part 3 1959, p. 79; Federal Tax Court as of August 1, 1958, Federal Tax Gazette part 3 1958, p. 390; Blümich/Stuhrmann, Commentary on Income Tax Code Sec. 20 lit. 113; Kirchhof/von Beckerath, Commentary on Income Tax Code Sec. 20 lit. 125). Instead, the conversion of the preference shares into ordinary shares does not change the proportionate amount in the nominal capital.

Further, the discount should not in our opinion lead to another remuneration within the meaning of Sec. 20 para 2 No. 1, para 1 No. 1 Income Tax Code because the Regional Tax Office of Frankfurt am Main further states that a waiver of a premium in case of a capital increase cannot be qualified as a contribution and subsequent distribution to the shareholders

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(Regional Tax Office of Frankfurt am Main as of December 21, 2001, DStR 2001, p. 767). Therefore, the discount cannot in our opinion be qualified as being contributed and subsequently distributed to the preference shareholders.

As the discount on the premium does not harm FMC AG but rather the other (ordinary) shareholders (Federal Tax Court as of September 24, 1974, Federal Tax Gazette part 2 1975, p. 230) the German tax authorities may ask whether Inheritance and Gift Tax (“Schenkung- und Erbschaftsteuer”) would be triggered. Due to the assumption made above, the shareholders are third parties to each other and, therefore, the discount on the premium is in our opinion not subject to Inheritance and Gift Tax because the German tax authorities assume that third party shareholders promote the corporate purpose rather than contemplating to grant donations to each other (Sec. 18 para 3 sentence 4 No. 1 and examples in H 18 No. 3, 5 Inheritance and Gift Tax Regulations).
3.	Value Added Tax

Following the conversion of the preference shares into ordinary shares and the preceding transformation of the legal form of FMC AG into FMC KGaA, there is a risk that the VAT tax group between FMC AG/FMC KGaA and Fresenius AG can no longer be upheld. However, there should be no material VAT consequences due to the information provided by you.
We consent to the filing of this Tax Opinion as an exhibit to the Registration Statement and to the references to our firm under the captions “Certain Tax Consequences” in the Prospectus. In giving this consent, we do not admit that we are in the category of persons whose consent is required under Section 7 of the Securities Act or the Rules.
This Tax Opinion is furnished by us as special counsel to FMC AG and may be relied upon by you only in connection with Registration Statement. It may not be used or relied upon by you for any other purpose or by any other person, nor may copies be delivered to any other person, without in each instance our prior written consent.
This Tax Opinion and any issues of interpretation hereof, or liability hereunder are governed by, limited to and construed in accordance with substantive German law without recourse to its rules on conflicts of law. The exclusive place of jurisdiction

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for any disputes arising under or in connection with this opinion letter is Frankfurt am Main, Germany. Our mandate in giving this Tax Opinion is governed by German law and subject to the jurisdiction of German courts.
Sincerely yours,
NÖRR STIEFENHOFER LUTZ • Partnerschaft

/s/ Georg Edelmann

Georg Edelmann
Wirtschaftsprüfer und Steuerberater